July 14, 2006

Mail Stop 4561

Robert Boykin
Guildhall Building, Suite 1500
45 W. Prospect Avenue
Cleveland, OH 44115

      Re: **Boykin Lodging Company**
              Form 10-K for the year ended December 31, 2005
              File No. 001-11975

Dear Mr. Boykin:

We have completed our review of your Form 10-K and do not, at this time, have any further comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have questions.

                Sincerely,

                Linda VanDoorn
                Senior Assistant Chief Accountant